UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Telecom Italia Group: 2016-2018 Strategic Plan approved

•	ACCELERATION OF INVESTMENTS IN ITALY: NEARLY 12 BILLION EUROS OVER THE COURSE OF THE PLAN; 6.7 BILLION FOR INNOVATION

•	INCREASE IN COMMITMENT TO NGN AND LTE: BY THE END OF 2018, 84% OF THE POPULATION WILL HAVE ACCESS TO FIBRE OPTICS AND MORE THAN 98% TO 4G

•	DOMESTIC EBITDA CONFIRMED AS STABILISING YEAR ON YEAR IN 2016 AND IMPROVED PERFORMANCE EXPECTED IN 2017 AND 2018 ADDITIONAL OPPORTUNITIES FOR IMPROVEMENT AND COST REDUCTIONS WILL BE STUDIED DURING THE PERIOD

•	RATIO OF ADJUSTED NET FINANCIAL DEBT TO EBITDA REPORTED TO FALL BELOW 3X BY THE END OF 2018

•	STRATEGIC FOCUS ON MULTIMEDIA ENTERTAINMENT AND ICT

Milan, 16 February 2016

The Board of Directors of Telecom Italia met yesterday under the chairmanship of Giuseppe Recchi and approved the 20162018 Three-Year Strategic Plan which, following on from last year, provides for an acceleration of investments over the Plan period, with the primary aim of ensuring long-term growth for the Group.

In particular, investments in Italy will be close to 12 billion euros, around 6.7 billion of which will be dedicated to innovation (NGN, LTE, Cloud and platforms, Sparkle and Transformation). By the end of 2018, TIM plans to increase coverage of the country with next generation networks and to reach 84% of the population with fibre optics and 98% of the population with the LTE (4G) mobile network, asserting its position as an infrastructure development and digitisation leader in the country.

The main areas of innovative technology development still are:

•	acceleration in the development of fixed fibre optic ultrabroadband, to which 3.6 billion euros will be allocated;

•	LTE mobile ultrabroadband, for which 1.2 billion euros are planned;

•	Telecom Italia Sparkle, for the development of activities in which around 400 million euros will be invested.

***

Over the course of the Plan, TIM plans to complete the transition from traditional Telco to Digital Telco & Platform Company, enabler of the country’s digital life: a business model based on innovative infrastructure and an excellent customer service, increasingly aimed at disseminating premium services and digital content within a customisable platform, accessible anywhere and on any device.

In the Domestic Mobile segment in particular, in a competitive context characterised by greater attention to quality and a constant increase in the use of data, TIM will aim to accelerate the penetration of smart devices and to market bundle offers that generate a higher ARPU, even supported by exclusive agreements with device manufacturers.

LTE customers are expected to account for around 70% of Mobile Broadband customers by 2018, thanks to almost blanket coverage of the country at 75 Mbps, with peaks of 300 Mbps in the eight main cities thanks to to the use of carrier aggregation technologies.

In the Domestic Fixed segment, the Group plans to reduce the fall in customer numbers starting in 2016, tending to achieve equality by 2018. This will result from the acceleration in the spread and consequent adoption of fibre optics, where the total number of customers - retail and wholesale - should reach 5 million in 2018 (1 million more than the previous Plan for the retail component), approximately 40% of the total number of Broadband customers. In particular, 20% of the ultrabroadband coverage in 2018 will be achieved with FTTH technology, confirming TIM’s commitment to ensuring the widest coverage and the best technologies.

Convergence continues to be central to the Group’s growth and innovative investments strategy. Using its network infrastructure, the Group aims to offer premium services to customers via a single integrated platform. By 2018, the number of “converged” customers with high quality content is expected be around 1.5 million.

The Plan provides for the position in Multimedia Entertainment, which includes activities, among others, in the field of Video, Music, Gaming and Publishing, to be strengthened. Thanks to its ICT and Cloud services, Telecom Italia will also continue to work with Italian businesses in their digital transformation process, with a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

The Plan is also characterised by strong financial discipline, which will allow the Group to reduce the ratio between adjusted net financial debt and reported EBITDA at least to below 3x by 2018, despite the 2 billion euros arising solely from accounting reclassifications due to the application of certain IAS to non-cash items. This is also thanks to the efficiency recovery actions planned and those that the Board will identify, the previously announced sale of a share in Inwit, the 1.3 billion euro increase in equity resulting from redemption of the mandatory convertible bonds, as well as completion of the sale of Telecom Argentina.

***

In Brazil, the Group provides for total investments within 14 billion reais, mainly for the development of network infrastructure. Actions to recover efficiency will also be important, through which TIM aims to recover over 1 billion reais by 2017.

***

The Plan strategy, focused on significant infrastructure investments aimed at increasing the dissemination of innovative services, leads to the following Group objectives being defined:

•	Domestic EBITDA confirmed as stabilising year-on-year in 2016 and growing in 2017 and 2018

•	Growth in revenue share and EBITDA Margin expected in Brazil

•	Domestic capex for the three years are close to 12 billion euros and Brazil’s capex for the three years within 14 billion reais

•	Ratio of adjusted net financial debt to reported EBITDA to fall below 3x in 2018

During the Plan period, further opportunities will also be identified by which to increase the economic-financial targets and recover efficiency; these will include an additional reduction in operating costs.

***

The 2016-2018 Strategic Plan will be illustrated to the financial community during a presentation scheduled for today at 4.30 p.m. (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

The presentation slides, with an opportunity to follow the event in audio and video streaming, will be available at www.telecomitalia.com/fy2015andplan/eng.

If you cannot listen in to the conference call, a Relistening Service will be available until 23 February, that can be accessed by calling +39 06 334843 and entering the code: 900018#.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager